

Mail Stop 3561

December 20, 2017

<u>Via E-mail</u>
Jeffrey Schoenfeld
Mesabi Trust
c/o Deutsche Bank Trust Company Americas
Trust & Agency Services
60 Wall Street, 16th Floor
New York, New York 10005

     Re: **Mesabi Trust**
              Form 10-K for Fiscal Year Ended January 31, 2017
              Filed April 14, 2017
              File No. 001-04488

Dear Mr. Schoenfeld:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 31, 2017</u>

<u>Exhibit 13</u>

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

1.   Please have your auditors revise the first paragraph of their report to state that the Mesabi Trust's Trustees are responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. Please refer to paragraph .85 of PCAOB Auditing Standard 2201 for guidance.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jeffrey Schoenfeld
Mesabi Trust
December 20, 2017
Page 2

       Please contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining